EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
Terabeam International Holdings, Inc.	Delaware
Proxim International Operations, Inc.	Delaware
Proxim Professional Services, Inc.	Delaware
Proxim Europe B.V.	Netherlands
Proxim Hong Kong Limited	Hong Kong
Terabeam Proxim Wireless Private Limited	India
Terabeam Corporation	Washington
Ricochet Networks, Inc.	Delaware
KarlNet, Inc.	Delaware
Young Design, Inc.	Virginia